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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                  Jacada Ltd.
                                ----------------
                                (Name of Issuer)

                      ORDINARY SHARES, NIS 0.01 PAR VALUE
                      -----------------------------------
                         (Title of Class of Securities)

                                  M6184R101000
                                 --------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on
         file         reporting beneficial ownership of more than five percent
of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Barel, Dr. Meir
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  X

                                            (b)


--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OF PLACE OF ORGANIZATION

          GERMAN
--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                       1,712,814
                              --------------------------------------------------
          NUMBER OF           6        SHARED VOTING POWER
            SHARES
         BENEFICIALLY                  N/A
          OWNED BY            --------------------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                      1,712,814
            WITH
                              --------------------------------------------------
                              8        SHARED DISPOSITIVE POWER

                                       N/A
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,712,814
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SVM STAR VENTURE CAPITAL MANAGEMENT LTD.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  X

                                            (b)

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OF PLACE OF ORGANIZATION

          ISRAEL
--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                       1,038,278
         NUMBER OF            --------------------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
         OWNED BY                      N/A
           EACH               --------------------------------------------------
         REPORTING            7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                        1,038,278
                              --------------------------------------------------
                              8        SHARED DISPOSITIVE POWER

                                       N/A
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,038,278
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.6%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          STAR VENTURES MANAGEMENT GMBH NO. 3
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  X

                                            (b)

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OF PLACE OF ORGANIZATION

          GERMANY
--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                       647,242
          NUMBER OF           --------------------------------------------------
            SHARES            6        SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                     N/A
            EACH              --------------------------------------------------
          REPORTING           7        SOLE DISPOSITIVE POWER
           PERSON
            WITH                       647,242
                              --------------------------------------------------
                              8        SHARED DISPOSITIVE POWER

                                       N/A
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          647,242
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.4%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2001.

Item 1(a)        Name of Issuer:
                 ---------------

                 Jacada Ltd.

Item 1(b)        Address of Issuer's Principle Offices:
                 --------------------------------------
                 11 Galgalei Haplada Street
                 Herzliya, 46722
                 Israel

Item 2(a)        Name of Persons Filing:
                 -----------------------
                 (I) Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.
                 (a) Barel, Dr. Meir
                 (b) c/o Star Ventures Management, Possartstrasse 9, D-81679
                     Munich, Germany
                 (c) German
                 (d) Ordinary Shares
                 (e) M 6184R101000

                 (II) SVM STAR VENTURE CAPITAL Management Ltd. ("Star Israel"), an Israeli company which manages investments primarily in securities of Israeli and Israeli-related companies. Star Israel manages the investments of Star Management of Investments (1993) Limited Partnership, which invests primarily in securities of Israeli and Israeli-related companies, including the securities of the Company which are the subject of this filing. The sole director and primary owner of Star Israel is Barel.
                 (a) SVM STAR VENTURE CAPITAL Management Ltd.
                 (b) 11 Galgalei Haplada Street, PO Box 12600
                     Herzeliya Pituach 46733, Israel
                 (c) n/a
                 (d) Ordinary Shares
                 (e) M6184R101000

                 (III) SVM Star Ventures Management GmbH No. 3 ("Star Germany"), a German company which manages investments primarily in securities of Israeli and Israeli-related companies. Star Germany manages the affairs of SVE Star Ventures Enterprises No. II, a German Civil Law Partnership (with limitation of liability) which invests primarily in securities of Israeli and Israeli-related companies, including the securities of the Company which are the subject of this filing.

                 The sole director and primary owner of Star Germany is Barel.
                 (a) SVM Star Ventures Management GmbH No. 3

                 (b) Possartstrasse 9, D-81679 Munich, Germany
                 (c) n/a
                 (d) Ordinary Shares
                 (e) M6184R101000

Item 2(b)        Address of Principal Business Office or, if None, Residence:
                 ------------------------------------------------------------

                 See above

Item 2(c)        Citizenship:
                 ------------

                 see above

Item 2(d)        Title of Class of Securities:
                 -----------------------------
                 see above

Item 2(e)        CUSIP Number:
                 -------------

                 see above

Item 3           If this statement is filed pursuant to Rule 13d-1(b), or
                 13d-2(b):
                 --------------------------------------------------------

                 n/a


ITEM 4.  OWNERSHIP.

(I) Through STAR Israel, Barel beneficially owns the following:
(a) Amount beneficially owned: 1,038,278 ordinary shares
(b) Percent of class: 5.6%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,038,278
(ii) Shared power to vote or to direct the vote: n/a
(iii) Sole power to dispose or to direct the disposition of: 1,038,278
(iv) Shared power to dispose or to direct the disposition of: n/a

Beneficial ownership and sole voting and dispositive power over 1,038,278 (approximately 5.6%) ordinary shares are exercised by STAR Israel on behalf of Star Management of Investments (1993) Limited Partnership.

(II) Through STAR Germany, Barel beneficially owns the following:
(a) Amount beneficially owned: 647,242 ordinary shares
(b) Percent of class: 3.4%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:  647,242
(ii) Shared power to vote or to direct the vote: n/a
(iii) Sole power to dispose or to direct the disposition of: 647,242
(iv) Shared power to dispose or to direct the disposition of: n/a

Beneficial ownership and sole voting and dispositive power over 647,242 (approximately 3.4%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. II, a German Civil Law Partnership (with limitation of liability).

The total holdings described in this filing that constitute beneficial ownership for Barel are the following:

(a) Amount beneficially owned: 1,712,814 ordinary shares
(b) Percent of class: 9.1%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:  1,712,814
(ii) Shared power to vote or to direct the vote: n/a
(iii) Sole power to dispose or to direct the disposition of: 1,712,814
(iv) Shared power to dispose or to direct the disposition of: n/a

Dr. Barel, Star Israel and Star Germany each hereby disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein and except to 27,294 (approximately 0.1%) ordinary shares held directly by Dr. Barel.


Item 5        Ownership of Five Percent of Less of a Class:
              ---------------------------------------------

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

Item 6        Ownership of More Than Five Percent on Behalf of Another Person:
              ----------------------------------------------------------------

              To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company beneficially owned by each of the Reporting Persons except as set forth in
              Item 4(a) above. N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
              ------------------------------------------------------------------

              N/A

Item 8        Identification and Classification of Members of the Group:
              ----------------------------------------------------------

              N/A

Item 9        Notice of Dissolution of the Group:
              -----------------------------------

              Not Applicable.

Item 10       Certification:
              --------------

              Not Applicable.



Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2002

/s/ Dr. Meir Barel
------------------------------------
Dr. Meir Barel


SVM STAR VENTURE CAPITAL Management Ltd.

By:  /s/ Dr. Meir Barel
     ---------------------------------
     Dr. Meir Barel, Director


SVM Star Ventures Management GmbH No. 3

By:  /s/ Dr. Meir Barel
     ---------------------------------
     Dr. Meir Barel, Director

                                   Appendix A
                                   ----------

                      Identity of each member of the group




Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.


SVM STAR VENTURE CAPITAL Management Ltd. ("STAR Israel"), an Israeli company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Israel manages the investments of Star Management of Investments
(1993) Limited Partnership, which invests primarily in securities of Israeli and Israel-related companies, including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Israel is Barel.

SVM Star Ventures Management GmbH No. 3 ("STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. II, a German Civil Law Partnership (with limitation of liability) which invests primarily in securities of Israeli and Israel-related companies including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Germany is Barel.